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                                                                      EXHIBIT 1


                             PALMER WIRELESS, INC.
                             12800 University Drive
                           Fort Myers, Florida 33907
                                 (941) 433-4350

                                                            September 5, 1997

To Our Stockholders:


                  On May 23, 1997, Palmer Wireless, Inc. entered into a merger agreement with Price Communications Corporation, under which Prime Communications will pay $17.50 per share in cash in exchange for all shares of Palmer Wireless common stock. We described this merger agreement in the Proxy Statement sent to you on August 13, 1997 (the "Proxy Statement"), portions of which are attached to this letter as Exhibit A. That exhibit also describes the voting agreement between Price Communications and Palmer Communications Incorporated ("PCI") entered into as of May 23, 1997.



                  The Proxy Statement also contained a description of a proposal from Price Communications to conduct a tender offer for Palmer Wireless common stock. Price Communications has now commenced that tender offer by way of a limited Offer to Purchase dated September 5,1997 to acquire up to 3,000,000 shares of Palmer Wireless common stock for shares of Price Communications common stock (the "Exchange Offer"). Under the Exchange Offer, Price Communications will issue Price Communications common stock with an aggregate market value of $18.00 for each share of Palmer Wireless common stock that is purchased. For purposes of determining the exchange ratio, the market value of Price Communications common stock will be determined by taking the average closing price per share for the five trading days ending on September 17, 1997. The principal executive offices of Price Communications are located at 45 Rockefeller Plaza, Suite 3200, New York, New York 10020.



                  Your Board believes you should have adequate time to review the terms of the Exchange Offer prior to the stockholder vote to approve the merger agreement with Price Communications. For this reason, the Board will adjourn the September 12 special meeting of stockholders at which the merger agreement will be considered for one week until September 19, 1997. No stockholder votes will be taken at the stockholder meeting on September 12, 1997. The proxy card which was distributed with the Proxy Statement will be valid for use at the adjourned stockholders' meeting on September 19. In the event that you would like a new proxy statement or proxy card, you may obtain those materials by delivering a written request to the Secretary of Palmer Wireless at the address set forth above.



                  Because the Board believes that the merger agreement is fair and in the best interests of Palmer Wireless and its stockholders and has made no investigation of Price Communications, the ongoing management of Palmer Wireless' cellular operations by Price Communications or the advisability of an investment in Price Communications stock, the Board of Directors expresses no opinion and remains neutral toward the Exchange Offer. You should make your own decision after receiving the accompanying Exchange Offer prospectus on whether or not to tender, based on personal factors, including whether you would like to receive cash or Price Communications common stock or a combination thereof for your Palmer Wireless common stock.



                  Stockholders should be aware that certain directors and executive officers of Palmer Wireless have individual interests in the merger, including Messrs. Ryan, Wisehart and Meehan, each of whom has an employment agreement with Price Communications following the merger. Please refer to the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger," which is attached as Exhibit A, for a description of these interests.



                  We have been informed that certain directors and executive officers (including Palmer's President and Chief Executive Officer and its Chief Financial Officer) have determined to tender an aggregate of at least 12,849 shares of Palmer Wireless common stock for Price Communications common stock in the Exchange Offer, and that certain other directors and executive officers have not yet had the opportunity to determine whether to tender shares in the Exchange Offer.




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Palmer Communications Incorporated, the holder of all of Palmer Wireless Class B shares, intends to exchange such shares in the merger.


                  Palmer Wireless is not engaged in any negotiation in response to the Exchange Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Palmer Wireless;
(ii) a purchase, sale or transfer of a material amount of assets by Palmer Wireless; (iii) a tender offer for or other acquisition of securities by or of Palmer Wireless; or (iv) any material change in the present capitalization or dividend policy of Palmer Wireless. Except for the merger agreement which was entered into prior to the commencement of the Exchange Offer, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Exchange Offer that relate to or would result in one or more of the events referred to above.

                  Thank you for your continued support.


                                             Sincerely,


                                             William J. Ryan
                                             President and
                                             Chief Executive Officer


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                                                                      EXHIBIT A



             EXCERPTS FROM PALMER WIRELESS, INC. PROXY STATEMENT



GENERAL DESCRIPTION OF THE MERGER



         Under an Agreement and Plan of Merger dated as of May 23, 1997 (the "Agreement") among Palmer Wireless, Inc. (the "Company"), Price Communications and a subsidiary of Price Communications ("Merger Sub"), Price Communications will pay $17.50 in cash in exchange for each share of the Company's Class A and Class B common stock (together the "Common Stock"), as part of a transaction in which Merger Sub will merge with and into the Company (the "Merger"). The Company will be the surviving corporation and a wholly owned, indirect subsidiary of Price Communications. Stockholders of outstanding shares will have no further ownership interest in the Company but will be entitled to receive $17.50 in cash for each of their shares. Price Communications will also make certain payments with respect to the Company's stock option plans and purchase rights under the Company's stock purchase plans. The separate existence of Merger Sub will cease, and the Company will survive as "Price Communications Wireless, Inc." and continue to conduct the business of a cellular telephone company from its main office in Fort Myers, Florida. (from page 9 of Palmer Wireless, Inc. proxy statement)


                                     * * *

THE VOTING AGREEMENT



         As an inducement to Price Communications entering into the Agreement, Palmer Communications Incorporated ("PCI"), the largest Stockholder of the Company, entered into a voting agreement with Price Communications as of May 23, 1997, under which PCI agreed that it (i) would not sell or otherwise transfer any of its 17,293,578 shares of Class B Common Stock of the Company to any entity other than Price Communications, (ii) would not convert any shares of Class B Common Stock into Class A Common Stock, and (iii) would vote all of its shares in favor of the Merger and the Agreement and the transactions contemplated thereby, and against certain specified transactions. PCI owns all of the outstanding shares of Class B Common Stock, which represents 75% of the combined voting power of both classes of Common Stock. Accordingly, approval of the Merger is assured regardless of the vote of any other stockholder of the Company. Under the voting agreement, PCI also granted Price Communications an option to purchase all of the shares of Class B Common Stock owned by PCI at a cash exercise price of $17.50 per share, which option is exercisable at any time prior to the termination of the voting agreement if PCI fails to vote its shares as required by the voting agreement. A copy of the voting agreement is attached as Appendix C and is incorporated in the Proxy Statement. (from pages 26-27 of Palmer Wireless, Inc. proxy statement)



                                     * * *



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INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Board with respect to the Merger, stockholders should be aware that certain directors and executive officers may be deemed to have interests in the Merger, in addition to their interests as stockholders.

Stock Options

         As of August 4, 1997, directors and executive officers held in the aggregate options to purchase 517,500 shares of Class A common stock. Under the terms of the Agreement, the directors and executive officers who hold such stock options would be entitled to receive the following amounts upon consummation of the Merger:


Directors                                                        Amount of Payment
- ---------                                                        -----------------
James S. Cownie                                                        $35,438
Clark R. Mandigo                                                        35,438
Thomas D. McCloskey, Jr.                                                35,438
Vickie A. Palmer                                                        35,438
Kermit S. Sutton                                                        35,438

Officers                                                         Amount of Payment
- --------                                                         -----------------

William J. Ryan                                                        $422,500
Robert G. Engelhardt                                                    390,000
M. Wayne Wisehart                                                       243,750
Leon J. Hensen                                                          243,750
K. Patrick Meehan                                                       211,250


Indemnification and Insurance

         Pursuant to the Agreement, Price Communications has agreed that it will not, for a period of six years after the effective time of the Merger, amend the Company's certificate of incorporation or bylaws in any manner that would adversely affect the rights of persons who at any time prior to the effective time of the Merger were identified as prospective indemnitees in respect of actions or omissions occurring at or prior to the effective time of the Merger. In addition, the Agreement provides that Price Communications will, after the effective time of the Merger and to the extent permitted by Delaware law, indemnify, defend and hold harmless the present and former officers, directors and employees of the Company and its subsidiaries against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of Price Communications and the Company (as the surviving corporation in the Merger), or otherwise in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on the fact that such person is or was such a director, officer or employee and arising out of actions or omissions occurring at or prior to the effective time of the Merger. Price Communications also agreed to cause to be maintained in effect for no less than six years after the effective time of the Merger the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the effective time of the Merger.

Employment Agreements

         In 1997, the Company entered into employment agreements with each of Messrs. Ryan and Engelhardt, for an initial term



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of three years, and Wisehart, Hensen and Meehan for an initial term of two years. Each agreement has an automatic one year renewal on each anniversary date until terminated by either party. Base salaries under the agreements for 1997 were $340,000, $252,000, $160,000, $178,500 and $140,000, respectively.
Each agreement specifies that if the executive officer is terminated by the Company other than for cause (as defined therein), disability or death, or if the executive officer terminates the agreement for good reason (as defined therein), including a termination within one year after a change in control (as defined therein) of the Company, the Company will pay to the executive officer:
(i) the full base salary through the date of termination and all other unpaid amounts, if any, to which the executive officer is entitled as of the date of termination in connection with any fringe benefits or under any incentive compensation plan or program of the Company at the time such payments are due; and (ii) the full base salary and any other amounts (including an annual cash bonus equal to the average dollar bonus earned during the two fiscal years immediately prior to the date of termination) that would have been payable to the executive officer from the date of termination through what would have been the remaining term of the agreement (or, in the case of termination within one year after a change in control (as defined therein), the entire term of the agreement), at the time such payments would otherwise have been due in accordance with the Company's normal payroll practices. Such severance payments for Messrs. Ryan, Engelhardt, Wisehart, Hensen and Meehan would currently be approximately $1.4 million, $989,000, $450,000, $478,000 and $374,000, respectively.

         In addition, under the Agreement, Price Communications shall cause the Company to provide specified executive officers with the employees benefits provided to those officers on May 23, 1997 and for the time period set forth in each such officer's employment agreement. To the extent that any contributions under a qualified retirement plan by any of those specified officers would be prohibited by applicable law, Price Communications will cause the Company to make cash payments to such officers equal to the value of such contributions which cannot be made so under applicable law.


         On July 8, 1997, Price Communications entered into an employment agreement with Mr. Ryan providing for Mr. Ryan's employment with Price Communications commencing on the effective time of the Merger for a term to expire on December 31, 1999. Under that agreement, which will replace Mr. Ryan's existing employment agreement as of the effective time of the Merger, Price Communications will pay Mr. Ryan a lump sum of approximately $1.4 million and a base salary of $500,000. Price Communications expects to enter into a comparable employment agreement with Mr. Wisehart and employment agreements with other key employees prior to the Merger. (from pages 21-23 of Palmer Wireless Inc. proxy statement)